27 August 2026

RELX PLC

2026 Interim Dividend Euro Equivalent

RELX PLC (the Company) today announces the Euro equivalent amount in respect of the interim dividend of 20.9 pence per share for the year ending 31 December 2026, which was announced on 23 July 2026.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.244 per share, unless they have elected to receive their dividend in Pounds Sterling.  Shareholders who validly submitted a dividend currency election by 21 August 2026 to receive their dividend in Pounds Sterling will receive a dividend of 20.9 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 20.9 pence per share unless they have elected to receive their dividend in Euro. Shareholders who validly submitted a dividend currency election by 21 August 2026 to receive their dividend in Euro will receive a dividend of €0.244 per share.

The dividend is payable on 10 September 2026.

Legal Entity Identifier: 549300WSX3VBUFFJOO66